FORM 6-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40394
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Similarweb Ltd.
(Translation of registrant’s name into English)
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33 Yitzhak Rabin Rd.
Givatayim 5348303, Israel
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

EXPLANATORY NOTE

Results of Annual General Meeting

Similarweb Ltd. (the “Company”) today announced the results of its annual general shareholders meeting (the “Meeting”), which was held at 4:00 p.m. (Israel time) on May 28, 2026, at the Company’s offices at 33 Yitzhak Rabin Rd., Givatayim, 5348303, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, all proposals that were described in the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on April 23, 2026, as well as the updated Compensation Policy, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on May 14, 2026 (the “May 14th 6-K”).

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-3 (Registration No. 333-279295) and Form S-8 (Registration Nos. 333-256324, 333-264307, 333-270793, 333-277449, 333-285314 and 333-293912).

Changes to the Audit Committee

Following the announcement by the Company in the May 14th 6-K that upon conclusion of the Meeting, Mr. Harel Beit-On would step down from his role as a member and the Chair of the Company’s Audit Committee, the following other changes were made to the Audit Committee as of May 28, 2026, by unanimous consent of the Company’s Board of Directors:

•Mr. Kipp Bodnar was appointed to the Audit Committee; and
•Mr. Joe Del Preto, who is currently a member of the Audit Committee, was appointed as the new Chair of the Audit Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Similarweb Ltd.

Date: May 28, 2026	By:	/s/ Ran Vered
Ran Vered Chief Financial Officer